DB

SEC Mail Processing Section
MAR 01 2019
Washington DC
410

SI

19006394

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 A
# PART III

| SEC FILE NUMBER |
|---|
| 8-69064 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aenigma Advisors LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 N. Clark Street, Suite 500
(No. and Street)

Chicago, IL 60654
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD GRAVA 312-848-0515
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA PC
(Name – *if individual, state last, first, middle name*)

125 E Lake Street Bloomingdale, IL 60108
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, DONALD GRAVA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aenigma Advisors LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

Signature

President + CCO
Title

Mark P. Shannahan
Notary Public

OFFICIAL SEAL
Mark P Shannahan
Notary Public, State of Illinois
My Commission Expires 12/26/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Aenigma Advisors LLC**
**Formerly known as VGL Global LLC**

**FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION**

**Year Ended December 31, 2018**

# Public Copy

# Aenigma Advisors LLC

## TABLE OF CONTENTS

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Member of Aenigma Advisors, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Aenigma Advisors, LLC as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Aenigma Advisors, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Aenigma Advisors, LLC's management. Our responsibility is to express an opinion on Aenigma Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Aenigma Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Aenigma Advisors, LLC's financial statements. The supplemental information is the responsibility of Aenigma Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Aenigma Advisors, LLC's auditor since 2016.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 7, 2019

**Aenigma Advisors LLC**

**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2018**

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 17,365 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| Accrued expenses | $ | 3,550 |
| Member's equity: | | |
| Member contributions | | 74,250 |
| Accumulated deficit | | (60,435) |
| | | 13,815 |
| Total Liabilities and Equity | $ | 17,365 |

**See notes to financial statements**

Note 1 **Organization and nature of business**

Aenigma Advisors LLC (the "Company") was originally founded as VGL Global LLC in December 2011 and is a Massachusetts limited liability company. The Company offers merger and acquisition ("M&A") services, including advisory services and fairness opinions, as well as private placements of securities in accordance with the management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

Aenigma Advisors LLC is registered in Illinois, Massachusetts, and New York.

Note 2 **Summary of significant accounting policies**

**Revenue recognition**
The Company recognizes revenue from merger and acquisition advisory, fairness opinion and private placement of corporate securities services as earned in accordance with applicable agreements. In addition, there are fees that are charged based on an agreed upon percentage of the proceeds of the transaction on the completion of the engagement.

**Income taxes**
The sole member of the Company has elected to have the Company taxed as a single-member LLC. Accordingly, the Company is not subject to federal or state income taxes, and therefore no provision for income taxes has been recorded in the accompanying statement of operations.

**Income tax positions**
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 2

## Summary of significant accounting policies (continued)

### Fair value of financial instruments

The carrying amounts of financial instruments, including cash and accrued expenses, approximates fair value due to the short term nature of these assets and liabilities.

### Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

### Subsequent events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

Note 3

## Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2018, the Company's net capital was $13,815, which was $8,815 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 25.7%.

Note 4

## Concentrations of credit risk

### Cash

The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash.

Note 5

**Expense sharing agreement**

The Company has entered into an expense sharing agreement ("ESA") with an affiliate. Under the ESA, the Company pays a rent allocation and the payment of telecommunications costs, both of which are paid monthly. For the calendar year ending December 31, 2018, approximately $800.00 was paid to such affiliate. Periodically, the Company also reimburses the affiliate for other expenses allocated to the Company by the affiliate under the ESA.